SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the securities exchange act of 1934
(amendment no. 1)*

Atea Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

04683R106
(CUSIP Number)

Ryan A. Murr
James J. Moloney
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,033,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,033,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,033,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8%
14	TYPE OF REPORTING PERSON PN

Page 2 of 9 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,033,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,033,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,033,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8%
14	TYPE OF REPORTING PERSON OO

Page 3 of 9 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,033,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,033,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,033,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8%
12	TYPE OF REPORTING PERSON IN

Page 4 of 9 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
12	TYPE OF REPORTING PERSON OO

Page 5 of 9 Pages

Explanatory Note

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock” or “Shares”) of Atea Pharmaceuticals Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on May 22, 2023.

Items 3 and 5 of the Statement is hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Between May 22, 2023 and November 27, 2023, the Reporting Persons expended an aggregate of approximately $3.1 million to purchase 1,007,008 shares of the Issuer’s Common Stock, which has not previously been reported on a Schedule 13D/A. Such purchases were effected through the open market. The Common Stock was acquired in the ordinary course of business. Subject to the following paragraph, Tang Capital Partners, LP used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) Tang Capital Partners beneficially owns 4,033,463 shares of the Issuer’s Common Stock. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management beneficially owns 4,033,463 shares of the Issuer’s Common Stock. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang beneficially owns 4,033,463 shares of the Issuer’s Common Stock. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 83,435,513 shares of Common Stock outstanding as of November 7, 2023, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on November 8, 2023.

Percent of Class:

Tang Capital Partners	4.8%
Tang Capital Management	4.8%
Kevin Tang	4.8%
Concentra	0.0%

Page 6 of 9 Pages

(b)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	4,033,463 shares
Tang Capital Management	4,033,463 shares
Kevin Tang	4,033,463 shares
Concentra	0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares
Concentra	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	4,033,463 shares
Tang Capital Management	4,033,463 shares
Kevin Tang	4,033,463 shares
Concentra	0 shares

(c)       The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity
10/2/23	Purchase	$2.92[1]	29,855
10/3/23	Purchase	$2.95[2]	4,895
10/6/23	Purchase	$2.95[3]	1,500
10/9/23	Purchase	$3.00[4]	36,294
10/12/23	Purchase	$3.00[5]	7,356

____________________________

1 The prices reported are weighted average prices. These shares were purchased in multiple transactions at prices ranging from $2.90 to $2.95. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 18 herein.

2 These shares were purchased in multiple transactions at prices ranging from $2.945 to $2.95.

3 These shares were purchased in multiple transactions at $2.95.

4 These shares were purchased in multiple transactions at prices ranging from $2.97 to $3.00.

5 These shares were purchased in multiple transactions at prices ranging from $2.995 to $3.00.

Page 7 of 9 Pages

10/13/23	Purchase	$3.00[6]	1,700
10/16/23	Purchase	$3.00[7]	17,018
10/17/23	Purchase	$3.00[8]	1,382
11/10/23	Purchase	$2.93[9]	42,355
11/13/23	Purchase	$2.89[10]	57,645
11/14/23	Purchase	$2.99[11]	33,259
11/16/23	Purchase	$2.89[12]	14,272
11/17/23	Purchase	$2.90[13]	380
11/21/23	Purchase	$2.89[14]	10,800
11/22/23	Purchase	$2.80[15]	41,289
11/22/23	Purchase	$2.81[16]	13,400
11/24/23	Purchase	$2.84[17]	14,300
11/27/23	Purchase	$2.86[18]	105,763

____________________________

6 These shares were purchased in multiple transactions at $3.00.

7 These shares were purchased in multiple transactions at prices ranging from $2.98 to $3.00.

8 These shares were purchased in multiple transactions at prices ranging from $2.995 to $3.00.

9 These shares were purchased in multiple transactions at prices ranging from $2.89 to $3.00.

10 These shares were purchased in multiple transactions at prices ranging from $2.85 to $2.99.

11 These shares were purchased in multiple transactions at prices ranging from $2.94 to $3.00.

12 These shares were purchased in multiple transactions at prices ranging from $2.87 to $2.90.

13 These shares were purchased in multiple transactions at $2.90.

14 These shares were purchased in multiple transactions at prices ranging from $2.88 to $2.90.

15 These shares were purchased in multiple transactions at prices ranging from $2.77 to $2.90.

16 These shares were purchased in multiple transactions at prices ranging from $2.80 to $2.82.

17 These shares were purchased in multiple transactions at prices ranging from $2.83 to $2.85.

18 These shares were purchased in multiple transactions at prices ranging from $2.82 to $2.88.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 27, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 9 of 9 Pages